UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Oto Brasil de Sá Cavalcante

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP, 01412-100

Brazil

With a copy to:
Manuel Garciadiaz

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106

1	NAME OF REPORTING PERSON OSC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 19,103,363 (2)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 19,103,363 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) CO

_______________

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 39,886,753 Class A common shares (based on 29,450,551 Class A common shares outstanding as of April 8, 2022, as reported by the Issuer on the Form 6-K filed with the Securities and Exchange Commission on April 13, 2022, and 10,436,202 Class A common shares issued in connection with the Issuer’s acquisition of isaac as announced by the Issuer in a press release issued on January 3, 2023) and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

CUSIP No. G04553106

1	NAME OF REPORTING PERSON Oto Brasil de Sá Cavalcante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 19,103,363 (2)
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 19,103,363 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,103,363 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (3)(4)
14	TYPE OF REPORTING PERSON (See instructions) IN

________________

(1) This Schedule 13D is not being filed as a result of any particular acquisition or disposition of Class A Common Shares by the Reporting Persons.

(2)	Consists of 19,103,363 Class B common shares held of record by OSC Investments Ltd., a company controlled by Oto Brasil de Sá Cavalcante. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.

(3)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 39,886,753 Class A common shares (based on 29,450,551 Class A common shares outstanding as of April 8, 2022, as reported by the Issuer on the Form 6-K filed with the Securities and Exchange Commission on April 13, 2022, and 10,436,202 Class A common shares issued in connection with the Issuer’s acquisition of isaac as announced by the Issuer in a press release on January 3, 2023) and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this Schedule 13D.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D of OSC Investments Ltd. and Oto Brasil de Sá Cavalcante (together, the “Reporting Persons”, and each, a “Reporting Person”) initially filed with the Securities and Exchange Commission on December 2, 2022 (as so amended, the “Schedule 13D”), with respect to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”), of Arco Platform Limited, a Cayman Islands exempted company incorporated with limited liability (the “Issuer”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

On January 6 and 11, 2023, General Atlantic L.P., together with certain affiliated entities (together, “General Atlantic”), filed amendments to its Schedule 13D with respect to the Issuer (the “GA Schedule 13D Amendments”). The GA Schedule 13D Amendments indicate that General Atlantic, together with its affiliated funds, acquired beneficial ownership of additional Class A Common Shares. This Amendment updates Item 5 of the original Schedule 13D to reflect certain information disclosed in the GA Schedule 13D Amendments. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

By virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a “group” with General Atlantic, Dragoneer Investment Group, LLC and Marc Stad (together, “Dragoneer”), and Ari de Sá Cavalcante Neto that own Class A Common Shares and Class B Common Shares pursuant to Section 13(d) of the Exchange Act as a result of jointly submitting the proposal. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Common Shares beneficially owned by any other reporting person(s), General Atlantic, Dragoneer or Mr. de Sá Cavalcante Neto. Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Common Shares or Class B Common Shares of the Issuer that are beneficially owned by any other reporting person(s), General Atlantic, Dragoneer or Mr. de Sá Cavalcante Neto. The Reporting Persons are only responsible for the information contained in this Amendment and assume no responsibility for information contained in any other Amendment filed by any other reporting person(s), General Atlantic, Dragoneer or Mr. de Sá Cavalcante Neto.

Based on Amendment No. 1 to Schedule 13D filed by Ari de Sá Cavalcante Neto and the other reporting person therein with the Securities and Exchange Commission on January 11, 2023, Mr. de Sá Cavalcante Neto and the other reporting person beneficially own 344,182 Class A Common Shares and 8,297,485 Class B Common Shares, which represents approximately 17.9% of the outstanding Class A Common Shares (based on (i) 29,450,551 Class A Common Shares reported by the Issuer to be outstanding as of April 8, 2022 as reflected in the Issuer's proxy statement filed on Form 6-K (the “Form 6-K”) with the U.S. Securities and Exchange Commission on April 13, 2022, (ii) 10,436,202 Class A Common Shares issued in connection with the Issuer's acquisition of isaac (the “Transaction”) as announced by the Issuer in a press release on January 3, 2023, and (iii) 8,297,485 Class A Common Shares issuable upon conversion of the Class B Common Shares) (as calculated in accordance with Rule 13d-3(d)(1)(i)), approximately 30.3% of the total number of Class B Common Shares outstanding, and voting power of approximately 26.5% (the percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class).

Based on Amendment No. 3 to Schedule 13D filed by General Atlantic and the other reporting persons therein with the Securities and Exchange Commission on January 11, 2023, General Atlantic and the other reporting persons beneficially own 5,827,504 Class A Common Shares, which includes (a) 4,103,366 Class A Common Shares, and (b) 1,724,138 Class A Common Shares issuable upon conversion of all the Company’s Senior Convertible Notes due 2028 (the “2028 Convertible Notes”) held by General Atlantic and the other reporting persons. Based on (i) 29,450,551 Class A Common Shares reported by the Issuer to be outstanding as of April 8, 2022 as reflected in the Form 6-K, (ii) 10,436,202 Class A Common Shares issued in connection with the Transaction as announced in a press release on January 3, 2023, and (iii) 1,724,138 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by General Atlantic and the other reporting persons, General Atlantic and the other reporting persons beneficially own approximately 14.0% of the outstanding Class A Common Shares (as calculated in accordance with Rule 13d 3(d)(1)(i)).

Based on Amendment No. 2 to Schedule 13D filed by Dragoneer Adviser and Marc Stad with the Securities and Exchange Commission on January 11, 2023, Dragoneer beneficially owns 5,013,675 Class A Common Shares, which includes (a) 1,565,395 Class A Common Shares, and (b) 3,448,280 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by Dragoneer. Based on (i) 29,450,551 Class A Common Shares reported by the Issuer to be outstanding as of April 8, 2022 as reflected in the Form 6-K, (ii) 10,436,202 Class A Common Shares issued in connection with the Transaction as announced by the Issuer in a press release on January 3, 2023, and (iii) 3,448,280 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes held by Dragoneer, Dragoneer beneficially owns approximately 11.6% of the outstanding Class A Common Shares (as calculated in accordance with Rule 13d 3(d)(1)(i)).

Accordingly, in the aggregate, the Reporting Persons, General Atlantic, Dragoneer and Ari de Sá Cavalcante Neto may be deemed to beneficially own 38,586,209 Class A Common Shares, comprised of an aggregate of 6,012,943 Class A Common Shares, 5,172,418 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes and 27,400,848 issuable upon conversion of Class B Common Shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 53.3% of the total number of Class A Common Shares based on (i) 29,450,551 Class A Common Shares reported by the Issuer to be outstanding as of April 8, 2022 as reflected in the Form 6-K, (ii) 10,436,202 Class A Common Shares issued in connection with the Transaction as announced by the Issuer in a press release on January 3, 2023, and (iii) an aggregate of 32,573,266 Class A Common Shares issuable upon conversion of all the 2028 Convertible Notes and all the Class B Common Shares beneficially owned by the Reporting Persons, General Atlantic, Dragoneer and Ari de Sá Cavalcante Neto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2023

OSC INVESTMENTS LTD.

By: /s/ Oto Brasil de Sá Cavalcante
Name: Oto Brasil de Sá Cavalcante
Title: Director

/s/ Oto Brasil de Sá Cavalcante
Oto Brasil de Sá Cavalcante